Filed Pursuant to Rule 253(g)(2)

File No. 024-11017

Supplement No. 2 dated April 20, 2020  to the Offering Circular dated October 28, 2019.

BrewDog USA, Inc.

650,000 Shares of Common Stock at $60.00 per Share

Minimum Investment: 1 Share ($60.00)

Maximum Offering: $39,000,000.00

This document supplements, and should be read in conjunction with, the Offering Circular of BrewDog USA, Inc. dated October 28, 2019 and the Rule 253(g)(2) filing dated February 10, 2020. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular of October 28, 2019.

The purpose of this supplement is to disclose the following items:

In the originally qualified Offering Circular of October 28, 2019, the Company disclosed that the Offering would terminate “180 days from the date of qualification by the Securities And Exchange Commission, Unless Extended Up To An Additional 180 Days…”

The Company has decided to extend the Offering up to 11:59 PM, Pacific, on November 12, 2020.

All sections of the Offering Circular dated October 28, 2019 and the Rule 253(g)(2) filing dated February 10, 2020 should be read in conjunction with this filing, so as to give effect to the new termination date. All sections of the Offering Circular dated October 28, 2019 and the Rule 253(g)(2) filing dated February 10, 2020 that are not supplemented herein, remain the same in their entirety.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this supplement to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on April 20, 2020.

BrewDog USA, Inc.

By:  /s/ Jason Block

Chief Executive Officer

April 20, 2020

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:  /s/ James Watt

James Watt

President and Director

April 20, 2020

By:  /s/ Neil Simpson

Neil Simpson

Chief Financial Officer and Director

April 20, 2020

By:  /s/ Alan Martin Dickie

Alan Martin Dickie

Chief Operations Officer and Director

April 20, 2020

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticate, acknowledge and otherwise adopt the typed signatures above and as otherwise appear in this filing and Offering.

By:  /s/ Jason Block

Jason Block

Chief Executive Officer

April 20, 2020

By:  /s/ James Watt

James Watt

President and Director

April 20, 2020

By:  /s/ Neil Simpson

Neil Simpson

Chief Financial Officer and Director

April 20, 2020

By:  /s/ Alan Martin Dickie

Alan Martin Dickie

Chief Operations Officer and Director

April 20, 2020